Exhibit 99.1

ShangPharma Announces Receipt of “Going Private” Proposal at $8.50 to $9.50 Per ADS

SHANGHAI, July 6, 2012 /PRNewswire-Asia/ — ShangPharma Corporation (NYSE: SHP) (“ShangPharma” or the “Company”), a leading China-based pharmaceutical and biotechnology research and development outsourcing company, today announced that its Board of Directors has received a non-binding proposal letter dated July 6, 2012 from its Chairman and Chief Executive Officer, Mr. Michael Xin Hui, and entities affiliated with him (collectively, “Founder”), and TPG Star Charisma Limited and its affiliates (collectively, “TPG”) to acquire all of the outstanding shares of ShangPharma not currently owned by Founder or TPG in a going private transaction for between $8.50 and $9.50 per American Depositary Share (“ADS”, each ADS representing 18 ordinary shares of the Company) in cash, subject to certain conditions.

Founder and TPG currently own approximately 54% and 11% of ShangPharma’s ordinary shares, respectively. According to the proposal letter, the acquisition is intended to be financed through a combination of debt and equity capital, with definitive commitments for the required debt and equity funding expected to be in place, subject to the terms and conditions set forth therein, when the definitive agreements with respect to the acquisition and related transactions are signed.

ShangPharma’s Board of Directors has formed a special committee of independent directors (the “Independent Committee”) consisting of three independent directors, Mr. Julian Ralph Worley, Mr. Yuk Lam Lo and Mr. Benson Tsang, to consider this proposal. The Independent Committee will retain a financial advisor and legal counsel to assist it in its work. The Board of Directors cautions the Company’s shareholders and others considering trading in its securities that the Board just received the non-binding proposal from Founder and TPG and no decisions have been made by the Independent Committee with respect to ShangPharma’s response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

ABOUT SHANGPHARMA CORPORATION

ShangPharma Corporation (NYSE: SHP) is a leading China-based contract research organization providing high-quality and cost-effective services for the pharmaceutical and biotechnology industry. It offers a broad range of high-quality, integrated services across the drug discovery and development process to help international and Chinese pharmaceutical and biotechnology companies discover and develop novel drug candidates efficiently. ShangPharma’s services consist of discovery chemistry, discovery biology and preclinical development, pharmaceutical development and biologics services. For more information, please visit www.shangpharma.com.

Safe Harbor: Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. The Company undertakes no ongoing obligation, other than that imposed by law, to update these statements.

For further information, please contact:

ShangPharma Corporation

William Dai

Chief Financial Officer

E-mail: IR@shangpharma.com

Brunswick Group

Josh Gartner

E-mail: shangpharma@brunswickgroup.com

Phone: 86-10-5960-8600